Form 10-K, Exhibit 13
period 1995-12-31
GENUS INC
filed 1996-04-01
CIK 837913

                                                                    EXHIBIT 13.1

                              FINANCIAL HIGHLIGHTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                                ---------------------------------
                                                                                   1995        1994       1993
                                                                                -----------  ---------  ---------
Net sales.....................................................................  $   100,350  $  63,616  $  44,236
Net income (loss).............................................................       19,282      4,177     (6,883)
Net income (loss) per share...................................................         1.20       0.32      (0.57)
Working capital...............................................................       50,061     23,201     22,162
Shareholders' equity..........................................................       75,361     36,986     31,751

To Our Shareholders

    Genus achieved considerable success during 1995 due to a substantial increase in the shipments of our high energy (MeV) ion implantation and chemical vapor deposition (CVD) systems. Our sales grew 58% over 1994 to $100.4 million. In addition, our entire product line has been strengthened with the first production shipments of our CVD cluster tool platform and the introduction of our third-generation MeV ion implanter.

    Throughout 1995, the semiconductor industry continued to expand at a substantial pace. A sizable portion of this gain is a result of increased integrated circuit (IC) sales that were fueled primarily by strong personal computer and telecommunications demand. As a supplier of capital equipment specifically designed to provide low-cost production solutions for both thin films and ion implantation, Genus is well positioned to take advantage of this market expansion.

    From late 1994 through 1995, we enhanced our product line and now offer stronger and more competitive systems than ever before. These new products -- the Genus 7000 and the Tandetron-TM- 1520 -- build upon our technology leadership and provide highly competitive process results, high throughput and low cost-of-ownership.

    The initial shipments of our Genus 7000, a single-wafer CVD cluster tool, were installed directly into production at one of the world's leading DRAM manufacturers. The rapid migration of these systems into production, rare in the semiconductor industry, attests to the cost savings and reliability demonstrated by the 7000 system.

    High energy ion implantation continues to be an area of great growth potential for Genus. MeV ion implantation demand is driven by the technology's ability to reduce manufacturing costs for memory and logic devices. Using Genus' buried implanted layer for lateral isolation (BILLI)* structure and our Tandetron 1520 implanter, manufacturers can save up to 20% on total wafer fabrication costs.

    In January of 1996, we strengthened our technology organization with the addition of Thomas Seidel, formerly SEMATECH's director of strategic technology. Dr. Seidel joins us as chief technical officer. During the last year, we further broadened our management team with the addition of James Burns as executive vice president and general manager of our Thin Film Division and Kent Robertson as executive vice president and chief financial officer, and with the promotion of John Ogawa Borland to the post of vice president of strategic technology.

    In 1995, the strengthening of our customer support program resulted in an award for exemplary service from Samsung. We are building on this solid foundation by establishing locally based service centers such as our wholly owned Korean subsidiary, which opened in January of 1996. In addition, we are supporting our existing customer base with ongoing product enhancements that add value to their installed systems.

    I would like to thank all Genus employees for their continuing dedication. Their hard work has made it possible for us to make the important changes necessary to position the Company for future growth. We are confident that the significant additions to our product line and the expansion of our customer support capabilities will enable us to maintain a competitive edge. We are continuing to leverage our technology leadership to adapt to the ever-changing landscape of our dynamic market.

                                              William W. R. Elder
                                          Chairman and Chief Executive Officer

A CHANGING MARKET

    The explosive growth of the semiconductor industry is nothing short of phenomenal. Even conservative industry forecasts have been revised upward with many analysts now anticipating a market of $350 billion by the year 2000. Leading this tremendous growth is the proliferation of computer technology and the expanding range of other electronic products now incorporating integrated circuits.

    The continued decrease in IC cost-per-function is the engine driving the growth of the semiconductor industry. With higher cost-effectiveness and more capability on each chip, the electronics industry has created enormous and very challenging market opportunities. For semiconductor manufacturers, this shift has made cost reduction a vital objective.

    REDUCED PRODUCTION COSTS As a leader in innovative technologies that significantly reduce the cost of fabricating semiconductors, Genus continues to capitalize on this heightened emphasis on cost reduction. Genus MeV ion implantation and CVD products break new ground by enabling chip makers to simplify their IC production processes and lower their cost-of-ownership.

TECHNOLOGY LEADERSHIP

    In 1995, Genus demonstrated ongoing technical leadership in its served markets and strengthened its product offering with the introduction of two new systems. The Company shipped its first integrated cluster tool for tungsten silicide thin-film deposition, the Genus 7000, directly into production. Later in 1995, Genus took an important evolutionary step in MeV ion implantation with the introduction of the Tandetron 1520 MeV ion implantation system.

HIGH ENERGY ION IMPLANTATION

    MeV ion implantation, used in the fabrication of both memory and logic devices, implants electrically charged dopant ions into a silicon substrate. Driven by the technology's ability to simplify processing and reduce manufacturing costs by up to 20%, the MeV ion implantation market tripled in 1995 and is projected to grow another 50% in 1996. Analysts predict that MeV ion implantation will continue to be one of the fastest-growing segments of the front-end capital equipment market.

    Genus' Tandetron 1520 MeV ion implantation system was introduced in the fourth quarter of 1995. Designed to be a "production workhorse," it provides significant cost savings for both memory and logic IC production. In logic devices using Genus' BILLI structure, the Tandetron 1520 replaces the need for expensive silicon epitaxy. Eliminating this step can save manufacturers as much as $229 per 8-inch wafer according to VLSI Research, Inc. In addition, the process reduces cycle time and boosts capacity by up to 16%. A "super fab" manufacturer producing 40,000 wafer starts per month can gain savings of more than $100 million per year.* The wide energy range of the Tandetron also enables it to perform medium current implants that further reduce manufacturing costs by increasing product utilization.

    THIN-FILM DEPOSITION Tungsten silicide CVD technology is commonly used to produce faster memory devices. For more than 12 years, Genus has been a leading supplier in this market, a position the Company strengthened with the first production shipments of the Genus 7000. This modular, single-wafer system provides significantly higher throughput, improved reliability and lower cost-of-ownership. The benefits of the 7000 were validated when Samsung, the world's leading DRAM manufacturer, moved its first system shipments directly into 16-Mb DRAM production at 0.35 micron m. The system's dichlorosilane (DCS) chemistry provides the higher throughput, step coverage, lower fluorine content and predictable device speed essential for advanced ICs.

    To support both its MeV ion implantation and CVD advanced technologies, Genus established a local service presence and greatly expanded its support organizations in Korea and Japan. These efforts, and other strategies currently under development, are designed to strengthen the Company's customer satisfaction programs and capabilities throughout the world.

    Genus' current product offerings represent the leading edge of industry technology. Both MeV ion implantation and CVD products provide the capabilities essential for the most advanced devices as well as the cost-saving potential vital to success in today's rapidly growing semiconductor market.

LOOKING TOWARD THE FUTURE

    Genus' current product line provides a solid foundation for future growth. Through continued innovation and improvement combined with strategic partnerships, Genus will be able to provide more robust solutions for a wider range of semiconductor processing steps as technology advances into the future.

    NEW FILMS With the multimodule cluster tool design of the Genus 7000, the Company will offer a wider range of thin films in 1996. New innovative CVD films are currently under development in joint programs with leading semiconductor manufacturers. In addition, Genus' DCS chemistry is also expected to gain wider industry acceptance as its improved productivity and film properties make it more attractive for submicron manufacturing.

    PIONEERING FUNDAMENTAL CHANGE During 1995, Genus introduced new advanced MeV ion implantation techniques that promise to change the way many CMOS semiconductors will be built. One of these techniques, Genus' BILLI structure, is expected to gain in usage as more manufacturers realize significant cost savings as a result of the process' ability to eliminate 20 - 40 steps in CMOS memory and logic device production. To create added momentum for wider acceptance in the logic market, Genus initiated joint development programs to use the BILLI structure for epi replacement with several key customers in 1995. A key milestone was achieved in January of 1996 when a major U.S. logic device manufacturer announced the fabrication of the world's first logic IC using the BILLI structure and a Genus MeV ion implanter to replace the epi layer.

    As the industry moves toward larger wafer sizes with 300-mm wafer production as early as 1997, the process step reduction made possible by the BILLI structure's epi replacement capabilities will gain in importance. Genus' Tandetron 1520 MeV ion implanter is ideally suited to take advantage of the economic opportunities created with this new technology.

    Through continuously pursuing technical leadership and anticipating industry technology changes, Genus is positioned for growth in tomorrow's dynamic semiconductor market.

                      SELECTED CONSOLIDATED FINANCIAL DATA

               (IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYEE DATA)

                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                      ----------------------------------------------------------
                                                         1995         1994        1993        1992       1991
                                                      -----------  -----------  ---------  ----------  ---------

Net sales...........................................  $   100,350  $    63,616  $  44,236  $   40,079  $  51,528
Gross profit........................................       39,239       24,967     13,900       9,661     18,646
Gross profit as a percentage of sales...............           39%          39%        31%         24%        36%
Income (loss) from operations.......................  $     7,976  $     3,729  $  (6,974) $  (17,382) $  (5,130)
Net income (loss)...................................       19,282        4,177     (6,883)    (17,095)    (3,980)
Net income (loss) per share.........................  $      1.20  $      0.32  $   (0.57) $    (1.45) $   (0.35)
Cash and cash equivalents...........................  $    12,630  $    10,188  $  10,423  $    9,684  $  22,169
Total assets........................................       95,247       54,997     45,205      49,258     60,957
Long-term obligations, less current portion.........        1,034          523      1,042       2,342        168
Working capital.....................................       50,061       23,201     22,162      29,455     42,817
Shareholders' equity................................       75,361       36,986     31,751      37,771     54,390
Backlog.............................................       44,996       44,011     18,945       7,783     15,656
Number of employees.................................          319          264        212         246        259

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

1995 COMPARED TO 1994

    Genus' net sales in 1995 increased 58 percent over net sales in 1994 to $100.4 million. The increase in net sales was primarily due to the introduction of the Genus 7000 tungsten chemical vapor deposition (CVD) system with higher average selling prices (ASP) and, secondarily, to greater unit sales of the Company's high energy (MeV) ion implantation system. In addition, the increase was driven by continued strong demand for capital equipment by semiconductor manufacturers, particularly in Korea. The increase in net sales was made despite the continued competitiveness in the markets the Company serves. Foreign sales accounted for 88 percent of the Company's net sales in 1995, compared to 89 percent in 1994. Net sales from the Company's customer support group increased five percent when compared to the same period in 1994.

    Gross profit for the years ended 1995 and 1994 was 39 percent of net sales. While there was no change in the Company's consolidated gross profit percentage between 1995 and 1994, gross margins on products sold by the Company's Thin Film Division (TFD) and Ion Technology Division (ITD) in 1995 were significantly different. During 1995, gross margins at TFD improved three percentage points and eroded five percentage points at ITD. The improvement in gross margin at TFD was as a result of higher ASP on Genus 7000 system sales, improved production cycle times and manufacturing efficiencies due to increased volumes. The erosion in gross margins at ITD was due principally to increased service and warranty costs, higher product transition costs associated with the introduction of the division's new Tandetron 1520 MeV ion implantation system, manufacturing inefficiencies related to volume and product transition and lower ASP due to competitive pressures.

    In 1995, research and development (R&D) expenses were $12.3 million compared to $9.0 million in 1994, a 36 percent increase. The $3.3 million increase in R&D was due to continued investments made by the Company in additional headcount, higher new product development material costs and greater depreciation expenses associated with equipment purchased for new product development. As a percentage of net sales, R&D expenses in 1995 and 1994 were 12 percent and 14 percent, respectively. The decrease in R&D expenses as a percentage of sales was due principally to the increased net sales volume. The Company's R&D expenses in 1995 and 1994 are net of the capitalization of software costs of $0.9 million and $0.8 million, respectively. The Company serves markets that are highly competitive and rapidly changing. For these reasons, the Company believes that it must continue to maintain its investment in R&D to develop competitive, market driven products. In addition, the Company continually evaluates its R&D investment in view of evolving competitive and market conditions.

    Selling, general and administrative (S,G&A) expenses as a percentage of sales were 19 percent for both years ended December 31, 1995 and 1994. On an absolute dollar basis, S,G&A expenses for the year ended December 31, 1995 increased $6.8 million when compared to the same period in 1994. The absolute dollar increase was primarily due to headcount additions and related payroll costs to support the Company's growth rate, higher sales commissions and incentives and increased depreciation expense.

    During the year ended December 31, 1995, the Company had $0.3 million in other income, compared to $0.7 million in other income for the same period in 1994. The decrease in other income was due to the write-off of leasehold improvements in connection with the relocation of the Company's ITD facility scheduled for mid-1996 and the gain on the sale of property and equipment in 1994, but not in 1995; offset by higher interest income earned on higher cash balances outstanding during 1995 when compared to the same period in 1994.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The effective tax rate for the year ended December 31, 1995 was (132) percent compared to an effective tax rate of 5 percent for the same period in 1994. The significant change in the effective tax rate was due primarily to the one-time recognition of deferred tax assets in accordance with Financial Accounting Standard No. 109, "Accounting for Income Taxes." As a result of this one-time recognition in 1995, the Company anticipates that the effective tax rate in 1996 will approximate the statutory rate.

    The Company has continued to experience positive order and financial performance in recent quarters. These results have been primarily due to strong market conditions for the Company's products in Korea, and one Korean customer in particular, as a result of increased investments in semiconductor manufacturing facilities in this region. However, due to the inconsistency in the Company's order rate during the second half of 1995, the Company's reliance on one customer for a significant portion of its orders, the continued competitive market environment for the Company's products and the historically cyclical nature of the semiconductor equipment market, the Company remains cautious about the short-term prospects for its business. The Company continues to make strategic investments in new product development and manufacturing improvements with a view to improving future performance by enhancing product offerings; however, such investment may adversely affect short-term operating performance. The Company is also continuing its efforts to implement productivity improvements for future operating performance. The Company believes that the future economic environment could continue to lengthen the order and sales cycles for its products, causing it to continue to simultaneously book and ship some orders during the same quarter.

1994 COMPARED TO 1993

    Genus' net sales in 1994 were $63.6 million, an increase of 44 percent over net sales in 1993 of $44.2 million. This increase in net sales was primarily due to increased system sales of the Company's MeV ion implantation system as a result of increased market acceptance of MeV ion implantation in the semiconductor manufacturing process and, secondarily, to changes in the Company's CVD product mix with higher ASP. In addition, the increase was driven by continued strong demand for capital equipment from semiconductor manufacturers, particularly in Korea where significant investments were made in dynamic random-access memory (DRAM) manufacturing facilities. Foreign sales accounted for 89 percent of the Company's net sales in 1994 compared to 84 percent in 1993. Net sales from the Company's customer support group were $15.6 million in 1994 compared to $13.5 million in 1993, a 16 percent increase.

    Gross margin in 1994 was 39 percent compared to 31 percent in 1993. The improvement in gross margin was due to increased unit sales volumes with higher ASP, improved manufacturing efficiencies due to increased sales volumes and other gross margin improvement programs implemented by the Company. In 1994, the Company included all service expenses in cost of goods sold. Prior to 1994, the Company included a portion of service costs in S,G&A expenses. As a result of this reclassification, the financial statements for prior periods have been reclassified to conform with the presentation in 1994. Previously reported results were not affected by this reclassification.

    In 1994, R&D expenses were $9.0 million compared to $7.8 million in 1993, a 16 percent increase. The $1.2 million increase in R&D expenses was due to increased investments made by the Company in new product development in both of its divisions. As a percentage of net sales, R&D expenses in 1994 and 1993 were 14 percent and 18 percent, respectively. The decrease in R&D expenses as a percentage of sales was primarily due to the increased net sales volume. The Company's R&D expenses in 1994 are net of software capitalization costs of $0.8 million.

    As a percentage of net sales, S,G&A expenses in 1994 and 1993 were 19 percent and 28 percent, respectively. This significant change was primarily due to increased net sales volumes. On an absolute dollar basis, S,G&A expenses in 1994 were marginally lower than 1993 levels.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    During 1994, the Company earned $0.7 million in other income compared to $0.1 million in other income in 1993. This increase was primarily a result of the gain on the sale of property and equipment of approximately $0.5 million during the second quarter of 1994. During 1993, the Company incurred a special charge of $0.6 million related to the severance packages and other payroll-related costs associated with a reduction in work force during 1993.

    Effective January 1, 1993, the Company changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The effective tax rate of 1994 was 5 percent and related primarily to alternative minimum tax. The low effective tax rate was due to the Company's utilization of net operating loss carryforwards to offset regular taxable income.

LIQUIDITY AND CAPITAL RESOURCES

    During the 12 months ended December 31, 1995, the Company's cash and cash equivalents increased $2.4 million due principally to issuance of common stock of $18.3 million, offset by cash used by operations of $4.1 million, the repayment of short-term bank borrowings of $3.8 million, repayments of long-term debt of $1.4 million, the purchase of property and equipment of $5.6 million and the capitalization of software development cost of $0.9 million.

    The $4.1 million decrease in cash from operating activities resulted primarily from an increase of $11.6 million in accounts receivable due to the inability to collect the receivables from shipments made late in the fourth quarter, an increase in inventories of $9.8 million as a result of inventory purchases received late in the fourth quarter to support shipments in the first quarter of 1996, an increase in other assets of $0.7 million related to higher long-term deposits and an increase in deferred tax assets of $11.6 million. The decrease in cash from operations was primarily offset by an increase in accounts payable of $1.3 million as a result of inventory purchases made late in the quarter for fourth-quarter shipments and the cash management practices of the Company, and an increase of $4.4 million in accrued expenses due to increased retrofit costs, increased warranty and commission accruals as a result of higher sales volumes, and increased accruals for profit sharing and incentives. In addition, the decrease in cash from operating activities was offset by depreciation and amortization of $4.2 million and net income of $19.3 million.

    At December 31, 1995, the Company's primary source of funds consisted of $12.6 million in cash and cash equivalents and funds available under a $10.0 million revolving line of credit. The line of credit is secured by substantially all of the assets of the Company and expires in May 1996. At December 31, 1995, the Company had no borrowings outstanding under the line of credit.

    Capital expenditures during 1995 were $5.6 million and related primarily to acquisition of machinery and equipment for the Company's R&D and Applications Laboratories. In September 1995, the Company entered into an agreement to lease a new facility in Newburyport, Massachusetts for its Ion Technology Division. The Company estimates that it will expend approximately $3.0 million for leasehold improvements and equipment associated with the new facility. The Company intends to finance these expenditures through new or existing lease lines. Furthermore, the Company anticipates that it will continue to make additional capital expenditures during 1996 that will be funded through existing working capital or lease financing.

    On February 17,  1995, the  Company sold  2,539,018 shares  of common  stock
through   a  private  placement  offering,   which  generated  net  proceeds  of
approximately $16.2 million.

    The Company believes that existing cash and cash equivalents, cash generated from operations, if any, and existing credit facilities will be sufficient to satisfy its cash needs in the near term and for the foreseeable future.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                             AS OF DECEMBER 31,
                                                                                           ----------------------
                                                                                              1995        1994
                                                                                           ----------  ----------
ASSETS
Current Assets:
  Cash and cash equivalents..............................................................  $   12,630  $   10,188
  Accounts receivable (net of allowance for doubtful accounts of $250 in 1995 and
   1994).................................................................................      26,796      15,169
  Inventories............................................................................      24,437      14,677
  Other current assets...................................................................         623         655
  Current deferred taxes.................................................................       4,427
                                                                                           ----------  ----------
    Total current assets.................................................................      68,913      40,689

Property and equipment, net..............................................................      14,627      11,492
  Other assets, net......................................................................       3,824       2,816
Noncurrent deferred taxes................................................................       7,883
                                                                                           ----------  ----------
                                                                                           $   95,247  $   54,997
                                                                                           ----------  ----------
LIABILITIES
Current Liabilities:
  Short-term bank borrowings.............................................................                   3,800
  Accounts payable.......................................................................       7,129       5,858
  Accrued expenses.......................................................................      11,042       6,625
  Current portion of long-term debt and capital lease obligations........................         681       1,205
                                                                                           ----------  ----------
    Total current liabilities............................................................      18,852      17,488
                                                                                           ----------  ----------
Long-term debt and capital lease obligations, less current portion.......................       1,034         523
                                                                                           ----------  ----------
Commitments (Note 8)

SHAREHOLDERS' EQUITY
Preferred stock, no par value:
  Authorized, 2,000,000 shares;
    Issued and outstanding, none
Common stock, no par value:
  Authorized, 20,000,000 shares;
    Issued and outstanding, 16,163,539 shares (1995) and 12,813,028 shares (1994)........      95,683      76,590
  Accumulated deficit....................................................................     (20,322)    (39,604)
                                                                                           ----------  ----------
  Total shareholders' equity.............................................................      75,361      36,986
                                                                                           ----------  ----------
                                                                                           $   95,247  $   54,997
                                                                                           ----------  ----------

    The accompanying notes are an integral part of the financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                                ---------------------------------
                                                                                   1995        1994       1993
                                                                                -----------  ---------  ---------
Net sales.....................................................................  $   100,350  $  63,616  $  44,236
Costs and expenses:
  Cost of goods sold..........................................................       61,111     38,649     30,336
  Research and development....................................................       12,259      8,999      7,788
  Selling, general and administrative.........................................       19,004     12,239     12,466
Special charge................................................................                                620
                                                                                -----------  ---------  ---------
    Income (loss) from operations.............................................        7,976      3,729     (6,974)
Other income, net.............................................................          327        661         91
                                                                                -----------  ---------  ---------
    Income (loss) before provision for (benefit from) income taxes............        8,303      4,390     (6,883)
Provision for (benefit from) income taxes.....................................      (10,979)       213
                                                                                -----------  ---------  ---------
    Net income (loss).........................................................  $    19,282  $   4,177  $  (6,883)
                                                                                -----------  ---------  ---------
Net income (loss) per share...................................................  $      1.20  $    0.32  $   (0.57)
                                                                                -----------  ---------  ---------
Shares used in per share calculations.........................................       16,063     13,106     12,170
                                                                                -----------  ---------  ---------

    The accompanying notes are an integral part of the financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                   FOR THE THREE YEARS ENDED
                                                                                       DECEMBER 31, 1995
                                                                               ----------------------------------
                                                                                COMMON    ACCUMULATED
                                                                                 STOCK      DEFICIT       TOTAL
                                                                               ---------  ------------  ---------
Balances, January 1, 1993....................................................  $  74,669   $  (36,898)  $  37,771
  Issuance of 213,922 shares of common stock under stock option plan.........        344                      344
  Issuance of 254,998 shares of common stock under employee stock purchase
   plan......................................................................        519                      519
  Net loss...................................................................                  (6,883)     (6,883)
                                                                               ---------  ------------  ---------
Balances, December 31, 1993..................................................     75,532      (43,781)     31,751
  Issuance of 214,024 shares of common stock under stock option plan.........        573                      573
  Issuance of 195,274 shares of common stock under employee stock purchase
   plan......................................................................        485                      485
  Net income.................................................................                   4,177       4,177
                                                                               ---------  ------------  ---------
Balances, December 31, 1994..................................................     76,590      (39,604)     36,986
  Issuance of 2,539,018 shares of common stock under private placement
   offering..................................................................     16,222                   16,222
  Issuance of 542,450 shares of common stock under stock option plan.........      1,161                    1,161
  Tax benefit on exercise of stock options...................................        750                      750
  Issuance of 269,043 shares of common stock under employee stock purchase
   plan......................................................................        960                      960
  Net income.................................................................                  19,282      19,282
                                                                               ---------  ------------  ---------
Balances, December 31, 1995..................................................  $  95,683   $  (20,322)  $  75,361
                                                                               ---------  ------------  ---------

    The accompanying notes are an integral part of the financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                 1995         1994        1993
                                                                               ---------  ------------  ---------
Cash flows from operating activities:
  Net income (loss)..........................................................  $  19,282   $    4,177   $  (6,883)
  Adjustments to reconcile to net cash from operating activities:
    Special charge...........................................................                                  84
(Gain) loss on disposal of property and equipment............................        261         (461)
    Depreciation and amortization............................................      4,244        2,622       3,261
    Deferred taxes...........................................................    (11,560)
    Changes in assets and liabilities:
      Accounts receivable....................................................    (11,627)      (2,442)      2,027
      Inventories............................................................     (9,760)      (3,945)      2,447
      Other current assets...................................................         32           37         291
      Accounts payable.......................................................      1,271        3,632      (1,260)
      Accrued expenses.......................................................      4,417         (558)      2,466
      Other, net.............................................................       (701)         (68)        131
                                                                               ---------  ------------  ---------
        Net cash provided by (used in) operating activities..................     (4,141)       2,994       2,564
                                                                               ---------  ------------  ---------
Cash flows from investing activities:
  Acquisition of property and equipment......................................     (5,594)      (4,671)     (3,543)
  Proceeds from disposition of property and equipment........................                     595
  Sales of marketable securities.............................................                               2,844
  Capitalization of software development costs...............................       (937)        (831)
                                                                               ---------  ------------  ---------
        Net cash used in investing activities................................     (6,531)      (4,907)       (699)
                                                                               ---------  ------------  ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock.....................................     18,343        1,058         863
  Proceeds from short-term bank borrowings...................................                   6,600      11,500
  Payments of short-term bank borrowings.....................................     (3,800)      (4,900)     (9,400)
  Payments of long-term debt.................................................     (1,429)      (1,080)     (1,245)
                                                                               ---------  ------------  ---------
        Net cash provided by financing activities............................     13,114        1,678       1,718
                                                                               ---------  ------------  ---------
Increase (decrease) in cash..................................................      2,442         (235)      3,583
Decrease in marketable securities............................................                              (2,844)
Cash and cash equivalents, beginning of year.................................     10,188       10,423       9,684
                                                                               ---------  ------------  ---------
Cash and cash equivalents, end of year.......................................  $  12,630   $   10,188   $  10,423
                                                                               ---------  ------------  ---------
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
  Interest...................................................................  $     172   $      180   $     283
  Income taxes...............................................................        209          154          69
Noncash investing and financing activities:
  Purchase of property and equipment under long-term debt obligations........      1,416          842
  Tax benefit on exercise of stock options...................................        750

    The accompanying notes are an integral part of the financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, UNLESS OTHERWISE NOTED)

NOTE 1. -- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

    Genus  develops,  manufactures,  markets  and  services  advanced  thin-film deposition and high energy (MeV) ion implantation equipment used in the fabrication of advanced semiconductor integrated circuits. The Company's products are marketed worldwide either directly to end users or through exclusive sales representative arrangements. The Company's customers include semiconductor manufacturers located throughout the United States, Europe and in the Pacific Rim including Japan, Korea and Taiwan. Genus conducts its business within one industry segment. The following is a summary of Genus' significant accounting policies.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Genus, Inc. and its wholly owned subsidiaries after elimination of intercompany accounts and transactions.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents and classifies such amounts as cash.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash and cash equivalents approximates estimated fair value because of the short maturity of those financial instruments. Based on rates currently available to the Company for debt with similar terms and remaining maturities, the carrying value of long-term debt approximates estimated fair value.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its cash investments with three high credit quality financial institutions located in the United States. The Company performs ongoing credit evaluations of its customers. The Company does not require collateral from its customers and maintains an allowance for credit losses, which historically have not been material.

INVENTORIES

    Inventories are stated at the lower of cost or market, using standard costs that approximate actual costs, under the first-in, first-out method.

DEPRECIATION AND AMORTIZATION

    Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining lease term, whichever is less.

OTHER ASSETS

    Other assets include goodwill and software development costs and are stated at cost. Goodwill represents the cost in excess of an acquired business and is amortized on a straight-line basis over 15 years. Software development costs represent costs incurred subsequent to establishing the technological feasibility of software products and are amortized over the expected life of the products, estimated to be three years.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, UNLESS OTHERWISE NOTED)

NOTE 1. -- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
REVENUE RECOGNITION

    Revenue related to systems is recognized upon shipment or, prior to shipment, upon completion of customer source inspection and factory acceptance of the system where risk of loss and title to the system passes to the customer. A provision for the estimated future cost of system installation, warranty and commissions is recorded when revenue is recognized.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

    The Company accounts for income taxes using a method that requires deferred tax assets to be computed annually on an asset and liability method and adjusted when new tax laws or rates are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense (benefit) is the tax payable (refundable) for the period plus or minus the change in deferred tax assets and liabilities during the period.

NET INCOME (LOSS) PER SHARE

    Net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common and common equivalent (when dilutive) shares of common stock outstanding during each year.

RECENT ACCOUNTING PRONOUNCEMENTS

    During March 1995, the Financial Accounting Standards Board issued Statement No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review for impairment long-lived assets, certain identifiable intangibles and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company does not expect SFAS No. 121 to have a material impact on the Company's financial condition or results of operations.

    During October 1995, the Financial Accounting Standards Board issued Statement No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," which establishes a fair value-based method of accounting for stock-based compensation plans. The Company is currently following the requirements of APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company plans to adopt SFAS No. 123 during 1996, utilizing the disclosure alternative.

RECLASSIFICATION

    Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. These reclassifications did not change previously reported results.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, UNLESS OTHERWISE NOTED)

NOTE 2. -- INVENTORIES
    Inventories comprise the following:

                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1995       1994
                                                                                             ---------  ---------
Raw materials and parts....................................................................  $  12,922  $   8,156
Work in process............................................................................     10,048      6,118
Finished goods.............................................................................      1,467        403
                                                                                             ---------  ---------
                                                                                             $  24,437  $  14,677
                                                                                             ---------  ---------
                                                                                             ---------  ---------

NOTE 3. -- PROPERTY AND EQUIPMENT
    Property and equipment are stated at cost and comprise the following:

                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1995       1994
                                                                                             ---------  ---------
Equipment..................................................................................  $  12,512  $   8,460
Demonstration equipment....................................................................     12,877     11,909
  Furniture and fixtures...................................................................      1,960      1,952
Leasehold improvements.....................................................................      6,366      5,901
                                                                                             ---------  ---------
                                                                                                33,715     28,222
Less accumulated depreciation and amortization.............................................    (19,944)   (18,262)
                                                                                             ---------  ---------
                                                                                                13,771      9,960
Construction in process....................................................................        856      1,532
                                                                                             ---------  ---------
                                                                                             $  14,627  $  11,492

    Equipment includes $2,258 and $842 of assets under capital leases at December 31, 1995 and 1994, respectively. Accumulated amortization on these assets is $713 and $144 at December 31, 1995 and 1994, respectively.

NOTE 4. -- OTHER ASSETS
    Other assets comprise the following:

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1995       1994
                                                                                               ---------  ---------
Goodwill.....................................................................................  $   3,802  $   3,802
Software development costs...................................................................      1,768        831
                                                                                               ---------  ---------
                                                                                                   5,570      4,633
Accumulated amortization--goodwill...........................................................     (2,167)    (1,913)
Accumulated amortization--software development costs.........................................       (458)       (82)
                                                                                               ---------  ---------
                                                                                                   2,945      2,638
Other........................................................................................        879        178
                                                                                               ---------  ---------
                                                                                               $   3,824  $   2,816
                                                                                               ---------  ---------

    Amortization expense for software development costs was $376 and $82 in 1995
and  1994,  respectively.  There  was  no  amortization  expense  for   software
development costs in 1993.

NOTE 5. -- SHORT-TERM BORROWINGS
    The Company has a working capital line of credit agreement with a bank that provides for maximum borrowings of $10.0 million, which expires in May 1996. Borrowings under the line of credit

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, UNLESS OTHERWISE NOTED)

NOTE 5. -- SHORT-TERM BORROWINGS (CONTINUED) are collateralized by substantially all the assets of the Company and bear interest at the bank's prime rate (8 1/2 percent at December 31, 1995). At December 31, 1995, the Company had no borrowings outstanding under the line of credit. In addition, the Company has a Term Loan Agreement with the same bank that provides $3.0 million to fund leasehold improvements for one of its facilities (see Note 7). At December 31, 1995, $11 thousand was outstanding under the Term Loan Agreement. Both agreements require the Company to comply with certain financial covenants and restrict the payment of dividends.

NOTE 6. -- ACCRUED EXPENSES
    Accrued expenses comprise the following:

                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1995       1994
                                                                                             ---------  ---------
System installation and warranty...........................................................  $   4,318  $   2,394
Accrued commissions and incentives.........................................................      3,227      1,527
Accrued payroll and related items..........................................................      1,104        966
Other......................................................................................      2,393      1,738
                                                                                             ---------  ---------
                                                                                             $  11,042  $   6,625
                                                                                             ---------  ---------

NOTE 7. -- LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS
    Long-term debt comprises the following:

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1995       1994
                                                                                               ---------  ---------
Term loan payable in monthly installments through January 1996 at 10 percent interest per annum and collateralized by substantially all assets
 of the Company..............................................................................  $      11  $     910
Capitalized lease obligations with interest rates of 4.2-11.2 percent........................      1,581        678
Mortgage loan payable in monthly installments through October 2000 at 9 1/4 percent interest
 per annum and collateralized by a building..................................................        123        140
                                                                                               ---------  ---------
                                                                                                   1,715      1,728
                                                                                               ---------  ---------
Less amounts due within one year.............................................................       (681)    (1,205)
                                                                                               ---------  ---------
                                                                                               $   1,034  $     523
                                                                                               ---------  ---------

    The future aggregate principal payments of long-term debt and capital lease obligations are as follows:

1996...............................................................................  $     797
1997...............................................................................  612......
1998...............................................................................        276
1999...............................................................................         91
2000...............................................................................        151
                                                                                     ---------
                                                                                     $   1,927
Less amounts representing interest on long-term debt and capital lease
 obligations.......................................................................       (212)
                                                                                     ---------
Principal payments and present value of minimum capital lease obligations..........  $   1,715
                                                                                     ---------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, UNLESS OTHERWISE NOTED)

NOTE 7. -- LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (CONTINUED)
    Certain of the capital lease agreements require the Company to comply with specific financial covenants and to pay stipulated amounts upon default or termination prior to the expiration of the basic lease terms.

NOTE 8. -- LEASE COMMITMENTS
    The Company leases certain of its facilities and various office equipment under operating leases expiring through the year 2017. The Company is responsible for property taxes, insurance and maintenance under the facility leases. Certain of these leases contain renewal options.

    At December 31, 1995, minimum lease payments required under these operating leases are as follows:

1996...........  $   1,652
1997...........      1,748
1998...........      1,482
1999...........      1,517
2000...........      1,517
Thereafter.....     12,942
                 ---------
                 $  20,858
                 ---------

    Rent expense  for  1995,  1994  and 1993  was  $1,251,  $1,304  and  $1,260,
respectively.

NOTE 9. -- CAPITAL STOCK

PRIVATE PLACEMENT OFFERING

    On February 17, 1995, the Company sold 2,539,018 shares of common stock for $16.2 million through a private placement offering.

STOCK OPTION PLAN

    The Company has a 1991 Stock Option Plan (the "Plan") under which the Board of Directors may issue incentive and nonstatutory stock options. The Plan expires ten years after adoption and the Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and the exercise price. The options are exercisable at times and in increments as specified by the Board of Directors, and expire five to ten years from the date of grant. These options generally vest over a three-year period. At December 31, 1995, the Company had reserved 2,053,006 shares of common stock for issuance under the Plan; 35,161 shares of common stock remain available for future grants; and options to purchase 351,866 shares of common stock were exercisable.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, UNLESS OTHERWISE NOTED)

NOTE 9. -- CAPITAL STOCK (CONTINUED)
Activity under the Plan is set forth in the table below:
(in thousands, except per share data)

                                                                                     OUTSTANDING OPTIONS
                                                                           ----------------------------------------
                                                                            SHARES     PRICE PER SHARE      TOTAL
                                                                           ---------  ------------------  ---------
Balance, January 1, 1993.................................................      1,219  $   1.25 to $ 5.13  $   2,754
Granted..................................................................        320      1.88 to   4.00        811
Exercised................................................................       (214)     1.25 to   2.88       (344)
Terminated...............................................................       (113)     1.25 to   5.13       (294)
                                                                           ---------  ------------------  ---------
Balance, December 31, 1993...............................................      1,212      1.25 to   4.38      2,927
Granted..................................................................        383      3.63 to   6.88      1,631
Exercised................................................................       (214)     1.25 to   4.38       (573)
Terminated...............................................................       (102)     1.25 to   4.38       (303)
                                                                           ---------  ------------------  ---------
Balance, December 31, 1994...............................................      1,279      1.25 to   6.88      3,682
Granted..................................................................        938      7.75 to  15.63      9,161
Exercised................................................................       (542)     1.25 to   6.88     (1,161)
Terminated...............................................................        (89)     1.25 to  13.13       (395)
                                                                           ---------  ------------------  ---------
Balance, December 31, 1995...............................................      1,586  $   1.75 to $15.63  $  11,287
                                                                           ---------  ------------------  ---------

EMPLOYEE STOCK PURCHASE PLAN

    The Company has reserved a total of 1,300,000 shares of common stock for issuance under a qualified stock purchase plan, which provides substantially all Company employees with the right to acquire shares of the Company's common stock through payroll deductions. Under the plan, the Company's employees, subject to certain restrictions, may purchase shares of common stock at the lesser of 85 percent of fair market value at either the beginning of each two-year offering period or the end of each six-month purchase period within the two-year offering period. At December 31, 1995, 1,102,667 shares have been issued under the plan.

COMMON STOCK PURCHASE RIGHTS

    In July 1990, the Company distributed a dividend to shareholders comprised of a right to purchase one share of common stock ("Right") for each outstanding share of common stock of the Company they hold. These rights do not become exercisable or transferrable apart from the common stock until the Distribution Date, which is either the tenth day after a person or group (a) acquires beneficial ownership of 20 percent or more of the Company's common stock or (b) announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 30 percent or more of the Company's common stock. After the Distribution Date, each Right will entitle the holder to purchase from the Company one share of common stock at a price of $28.00 per share.

    If the Company is acquired in a merger or other business combination transaction, or if 50 percent or more of its consolidated assets or earnings power is sold, each Right will entitle the holder to purchase at the exercise price that number of shares of the acquiring company having a then-current market value of two times the exercise price of the Right. In the event that the Company is the surviving corporation in a merger and the Company's common stock remains outstanding, or in the event that an acquiring party engages in certain self-dealing transactions, each Right not owned by the acquiring party will entitle the holder to purchase at the exercise price that number of shares of the Company's common stock having a then-current market value of two times the exercise price of the Right.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, UNLESS OTHERWISE NOTED)

NOTE 9. -- CAPITAL STOCK (CONTINUED)
    The Rights are redeemable at the Company's option for $.01 per Right prior to becoming exercisable, may be amended at the Company's option on or prior to the Distribution Date and expire on July 3, 2000.

NOTE 10. -- EMPLOYEE BENEFIT PLAN
    During 1988, the Company adopted the Genus, Inc. 401(k) Plan (the "401(k) Plan") to provide retirement and incidental benefits for eligible employees. The 401(k) Plan provides for Company contributions as determined by the Board of Directors that may not exceed 6 percent of the annual aggregate salaries of those employees eligible for participation. In 1995 and 1994, the Company contributed $61 thousand and $34 thousand, respectively, to the 401(k) Plan. No Company contributions were made in 1993.

NOTE 11. -- SPECIAL CHARGE
    During 1993, the Company incurred special charges of $0.6 million relating primarily to the severance packages and other payroll-related costs associated with a reduction in workforce at its Thin Film Division.

NOTE 12. -- OTHER INCOME, NET
    Other income, net, comprises the following:

                                                                                           YEARS ENDED DECEMBER 31,
                                                                                        -------------------------------
                                                                                          1995       1994       1993
                                                                                        ---------  ---------  ---------
Interest income.......................................................................  $     790  $     221  $     163
Interest expense......................................................................       (172)      (180)      (283)
Disposal of leasehold improvements....................................................       (261)
Gain on sale of property and equipment................................................                   461
Other, net............................................................................        (30)       159        211
                                                                                        ---------  ---------  ---------
                                                                                        $     327  $     661  $      91
                                                                                        ---------  ---------  ---------

NOTE 13. -- INCOME TAXES
    For the year ended December 31, 1993, there was no provision for income taxes. Income tax expense (benefit) for the years ended December 31, 1995 and 1994 consists of the following:

                                                                                                  1995       1994
                                                                                               ----------  ---------
Federal:
    Current..................................................................................  $      431  $     165
    Deferred.................................................................................     (11,036)
                                                                                               ----------  ---------
                                                                                                  (10,605)       165
                                                                                               ----------  ---------
State:
    Current..................................................................................         150         48
    Deferred.................................................................................        (524)
                                                                                               ----------  ---------
                                                                                                     (374)        48
                                                                                               ----------  ---------
                                                                                               $  (10,979) $     213
                                                                                               ----------  ---------

    Actual deferred taxes are greater than reflected above for 1995 by $750 thousand for the stock option deduction benefit recorded as an increase to shareholders' equity.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, UNLESS OTHERWISE NOTED)

NOTE 13. -- INCOME TAXES (CONTINUED)
    The Company's effective tax rate for the years ended December 31, 1995 and 1994 differs from the U.S. federal statutory income tax rate as follows:

                                                                                                       1995       1994
                                                                                                     ---------  ---------
Federal income tax at statutory rate...............................................................         34%        34%
Benefit of net operating loss......................................................................        (34%)       (34%)
Change in valuation allowance......................................................................       (134%)
Other..............................................................................................          2%         5%
                                                                                                           ---        ---
                                                                                                          (132%)         5%
                                                                                                           ---        ---

    The components of the net deferred tax asset comprise the following:

                                                                                               1995       1994
                                                                                             ---------  ---------
Deferred tax assets:
    Net operating loss carryforwards.......................................................  $   7,027  $  10,600
    Tax credit carryforward................................................................      1,288      1,200
    Accounts receivable reserves...........................................................         97        100
    Inventory reserves.....................................................................      1,274      1,100
    Nondeductible accrued expenses.........................................................      2,395      2,800
    Other reserves.........................................................................        483
                                                                                             ---------  ---------
                                                                                                12,564     15,800

Deferred tax liabilities:
    Depreciation and amortization..........................................................       (254)      (630)
                                                                                                12,310     15,170
Valuation reserve..........................................................................               (15,170)
                                                                                             ---------  ---------
                                                                                             $  12,310  $       0
                                                                                             ---------  ---------

    Temporary differences represent the cumulative taxable or deductible amounts recorded in the financial statements in different years than recognized in the tax returns.

    At December 31, 1995, the Company had the following income tax carryforwards available:

                                                                                             TAX      EXPIRATION
                                                                                          REPORTING     DATES
                                                                                          ---------  ------------
U.S. regular tax operating losses.......................................................  $  25,000     2002-2008
U.S. business tax credits...............................................................      1,285     2002-2008
State net operating losses..............................................................      8,030     1997-1998

NOTE 14. -- SEGMENT INFORMATION
    The Company is engaged in the design, manufacture, marketing and servicing of advanced thin-film deposition systems and high energy ion implantation systems used primarily in the semiconductor manufacturing industry. The Company's sales are primarily generated from two products, CVD tungsten silicide and MeV ion implantation systems. The Company's CVD system is designed for the deposition of tungsten silicide to create multiple interconnect layers on integrated circuits. The MeV ion implantation system drives electrically charged ions into the surface of a silicon wafer to convert the electrical
characteristics   of  the  wafer.  Both  products  are  primarily  used  in  the manufacturing of DRAMs. Its business serves the semiconductor manufacturing industry only. Net sales, identifiable assets and the results of operations of subsidiaries in foreign countries are not material.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, UNLESS OTHERWISE NOTED)

NOTE 14. -- SEGMENT INFORMATION (CONTINUED)
INTERNATIONAL SALES

    International sales (principally from sales to customers in Asia and Europe) for 1995, 1994 and 1993 represented 88 percent, 89 percent and 84 percent of net sales, respectively.

MAJOR CUSTOMERS

    One customer accounted for 63 percent of net sales in 1995. Three customers accounted for 33 percent, 19 percent and 14 percent of net sales in 1994. In 1993, three customers accounted for 26 percent, 23 percent and 14 percent of net sales.

NOTE 15. -- INTERIM FINANCIAL INFORMATION (UNAUDITED)

                                                                               1995 QUARTER ENDED
                                                                ------------------------------------------------
(in thousands, except per share data)
                                                                MARCH 31    JUNE 30   SEPTEMBER 30  DECEMBER 31
                                                                ---------  ---------  ------------  ------------
Net sales.....................................................  $  22,526  $  25,057   $   27,241    $   25,526
Gross profit..................................................      9,220     10,168       10,498         9,353
Net income....................................................      1,938      2,340        2,361        12,643
Net income per share..........................................       0.13       0.14         0.14          0.77


                                                                               1995 QUARTER ENDED
                                                                ------------------------------------------------
                                                                MARCH 31    JUNE 30   SEPTEMBER 30  DECEMBER 31
                                                                ---------  ---------  ------------  ------------
Net sales.....................................................  $  13,773  $  14,966   $   18,246    $   16,631
Gross profit..................................................      5,317      6,017        6,970         6,663
Net income....................................................        652      1,051        1,132         1,342
Net income per share..........................................       0.05       0.08         0.09          0.10

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
GENUS, INC.

    We have audited the accompanying consolidated balance sheets of Genus, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genus, Inc. and subsidiaries as of December 31, 1995 and 1994 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand LLP
San Jose, California
January 26, 1996

COMMON STOCK INFORMATION

    The common stock of Genus, Inc., is traded on the Nasdaq National Market under the symbol GGNS. The high and low last sales prices for 1995 and 1994, set forth below are as reported by the Nasdaq National Market. At March 12, 1996, the Company has 503 shareholders.

                                                                               HIGH        LOW       HIGH        LOW
                                                                             ---------  ---------  ---------  ---------
First Quarter..............................................................  $  11 1/4  $   7 1/2  $   5 3/4  $   2 7/8
Second Quarter.............................................................     14 1/8      9 1/2      4 7/8      3 1/4
Third Quarter..............................................................     16 3/4   11 15/16      5 5/8     3 5/16
Fourth Quarter.............................................................     15 1/2    6 49/64      8 3/8      5 1/2

    The Company has not paid cash dividends on its common stock since inception, and its Board of Directors presently intends to reinvest the Company's earnings, if any, in its business. Accordingly, it is anticipated that no cash dividends will be paid to holders of common stock in the foreseeable future.

ANNUAL SHAREHOLDERS' MEETING

    The 1996 annual meeting of shareholders will be held on April 30, 1996 at 2:00 p.m. at The Westin Hotel, 5101 Great America Parkway, Santa Clara, California 95054.

FORM 10-K

    A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained from the Company without charge by writing to Investor Relations, Genus, Inc., 1139 Karlstad Drive, Sunnyvale, CA 94089.

GENUS CORPORATE OFFICERS                       WORLDWIDE LOCATIONS
William W. R. Elder                            Corporate Headquarters
Chairman, Chief Executive Officer              Genus, Inc.
Kent L. Robertson                              1139 Karlstad Drive
Executive Vice President,                      Sunnyvale, CA 94089
Chief Financial Officer,                       (408) 747-7120
Secretary                                      Ion Technology Division
James M. Burns                                 Genus, Inc.
Executive Vice President                       4 Mulliken Way
Thin Film Division                             Newburyport, MA 01950
John E. Aldeborgh                              (508) 463-1500
Vice President                                 Genus Europa SARL
Ion Technology Division                        Zac du Clos aux Pois
William D. Cole                                CE 4817, Lisses
Vice President, Sales                          91048 Evry Cedex
Kevin C. Conlon                                France
Vice President, Marketing                      011-331-69-89-79-20
Thomas E. Seidel, Ph. D.                       Genus Korea, Ltd.
Vice President,                                3F, KEC Building
Chief Technical Officer                        #275-7, Yangjae-Dong
Ernest P. Quinones                             Seocho-Ku, Seoul, South Korea
Corporate Controller,                          011-822-589-4800
Chief Accounting Officer,                      Genus KK
Treasurer                                      Shin Yokohama West Building
Mario M. Rosati, Assistant Secretary           2-3-3 Shin Yokohama, Kouhoku-ku
Partner                                        Yokohama, Japan 222
Wilson, Sonsini, Goodrich & Rosati             011-81-45-476-0581
BOARD OF DIRECTORS                             SALES AND
William W. R. Elder                            SERVICE OFFICES
Chairman, Chief Executive Officer              United States
Genus, Inc.                                    Sunnyvale, California
Todd S. Myhre                                  Newburyport, Massachusetts
Former Chief Operating Officer                 Rockville Center, New York
Genus, Inc.                                    Europe
Mario M. Rosati * +                            Melbourn, England
Partner                                        Evry, France
Wilson, Sonsini, Goodrich & Rosati             Asia/Pacific
Stephen F. Fisher * +                          Hsin-chu City, Taiwan, R.O.C.
Managing Director                              Hong Kong
Bachow & Associates, Inc.                      Seoul, South Korea
G. Frederick Forsyth                           Yokohama, Japan
Senior Vice President
Worldwide Operations
Apple Computer, Inc.

* Member of Audit Committee

+ Member of Compensation Committee